15915 Katy Freeway, Suite 450

Houston, TX 77094

November 19, 2018

Attn: John Hodgin, Petroleum Engineer; Mark Wojciechowski, Staff Accountant; and

Lily Dang, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Viking Energy Group, Inc.
10-K filed April 17, 2018 10-K/A filed April 25, 2018 File No. 000-29219

Ladies and Gentlemen:

Viking Energy Group, Inc. (the “Company”) received the comment letter (the “Comment Letter”) of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated November 14, 2018, relating to the above-referenced filing.

In light of the upcoming Thanksgiving holiday, the Company hereby requests until Friday, December 14, 2018, to respond to the Comment Letter.

Thank you for your consideration and assistance.

Sincerely,

Viking Energy Group, Inc.

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer